POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Change in Representative Directors

.EX-99.1

Change in Representative Directors

1. Summary of the Change

• Before: Lee, Ku-Taek (Chief Executive Officer)

Yoon, Seok-Man (President)

Chung, Joon-Yang (President)

• After: Lee, Ku-Taek (Chief Executive Officer)

Yoon, Seok-Man (President)

• Reason: Chung, Joon-Yang resigned his representative directorship for being assigned the director of another company.

• Date of Change: November 18, 2008